Exhibit 99.3

Building Your Future, Together

The Real Brokerage Inc. (the "**Company**" or "**Real**") is a technology-powered real estate brokerage that uses its innovative approach to change the way people buy and sell homes. Real's model focuses on creating value and financial opportunity for agents, enabling them to deliver a better experience to their clients.

Real creates financial opportunities for agents in four key ways:

$

Keep more commission

Our unique compensation structure favors the agent, allowing them to keep 85%-100% of commissions.

100% Mobile Brokerage Services

We are 100% mobile – so agents have what they need to close the deal at their fingertips and aren't paying for unused office space.

Build Equity

Agents can earn equity through Real's incentive program that allows them to share in the wealth as they help to build a more valuable company.

Earn More With Revenue Sharing

Agents can earn a share of revenue generated by agents referred to Real. Each referral earns 5% of a referred agents' gross commission income up to an annual cap.

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2023 Highlights

Real was founded in 2014 and is domiciled in Canada and headquartered in New York City. We provide brokerage services for the real estate market in the United States and Canada. On December 31, 2023, Real was licensed in 50 states and the District of Columbia in the United States and in Alberta, Ontario, British Columbia, and Manitoba, Canada. Real's fast-growing network of agents allows for strong relationship building, access to a nationwide referral network and seamless expansion opportunities.

■ Active States
■ Active Provinces

13,650 Agents Q4 2023	55 (50 states, D.C., and 4 provinces in Canada)	$689M Revenue YTD Q4 2023	$25.9B Value of Sold Homes, YTD Q4 2023

3

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

MANGAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

INTRODUCTION

This Management’s Discussion and Analysis (the “MD&A”) is provided to enable a reader to assess the results of operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the period ended December 31, 2023, and 2022. This MD&A is dated March 14, 2024 and should be read in conjunction with the consolidated financial statements and related notes for the period ended December 31, 2023 and 2022 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries. All dollar amounts are in U.S. dollars unless otherwise stated. This MD&A contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;
●	the Company’s expected working capital;
●	the Company’s business plans and strategies including targets for future growth;
●	the development of the Company’s business;
●	the real estate industry;
●	expectations regarding the development and launch of new technologies;
●	expectations with respect to future opportunities;
●	capital expenditure programs and future capital requirements;
●	supply and demand fundamentals for services of the Company;
●	the Company’s plans and funding for planned development activities and the expected results of such activities;
●	the Company’s treatment under governmental and international regulatory regimes;
●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets; and
●	the business and strategic plans of the Company.

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to: the impact of macroeconomic conditions on the strength of the residential real estate market; an extended slowdown in some or all of the real estate markets in which we operate; the future operational and financial activities of the Company generally; fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities; the impact of inflation or a higher interest rate environment; reduced availability or increased cost of mortgage financing for homebuyers; increased interest rates or increased competition in the mortgage industry; our inability to successfully execute our strategies, including our strategy regarding a consumer facing application and Real Wallet, and our strategy to grow our ancillary mortgage broker and title operations; the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods; the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to the lawsuit in which we were named, as well as potential future lawsuits in which we are named; a reduction in customary commission rates and reduction in the Company’s gross commission income collection; new laws or regulatory changes that adversely affect the profitability of our businesses; risks related to information technology failures or data security breaches; the effect of cybersecurity incidents and threats; our inability to retain agents, or maintain our agent growth rate; the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future; the Company’s inability to comply with the regulatory bodies governing its activities; the impact of competition on the Company; the effects of weather conditions and natural disasters on our business and financial results; the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses; the effects of negative publicity; our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing; changes in law that have a negative impact on our business; and our ability to successfully estimate the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors identified under the heading “Risks and Uncertainties”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

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The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

BUSINESS OVERVIEW AND STRATEGY

Real is a growing real estate technology company located in the United States and Canada. We are taking a first principles approach to redefining the role of a real estate brokerage in the lives of agents and within the broader housing ecosystem.

Our goal is to establish ourselves as the destination brokerage for real estate agents, by offering an unmatched combination of technology, support, and financial incentives. Our primary business today revolves around real estate brokerage, where our innovative software-based technology platform and flexible operating model enable agents to earn more, enjoy greater autonomy, and utilize superior technology compared to our competitors. This high-value, low-cost proposition attracts agents dedicated to growing their businesses.

Our vision is to create an integrated home buying experience through the adoption of our consumer-facing portal and mobile application. This portal, guided by our agents, aims to streamline the home buying process for consumers, while increasing the adoption of our higher-margin ancillary services, such as mortgage brokerage and title services. As part of this strategy, we acquired a title company in January 2022, which has been rebranded to One Real Title. In addition, we acquired a tech-enabled mortgage broker business in December 2022, which has been rebranded to One Real Mortgage. This consumer-focused portal is in addition to the technology we provide to agents, and is a natural next step in supporting both our agents with another benefit that can be provided to their clients, while providing consumers a more enjoyable real estate transaction experience with less friction. In October 2023 we launched the One Real mobile application, offering consumers the ability to apply for a home loan through an easy-to-use mobile application, marking the initial phase of our strategy to enhance the consumer home buying experience.

Real believes it can revolutionize the way home buying is done, making it simpler and easier for consumers by making the experience more relaxed, efficient, and enjoyable. Embarking on this transformative mission will deliver value to shareholders by better monetizing ancillary services with historically high margins while seeking to create a technology-enhanced game-changing experience for consumers. We are also focused on developing an ecosystem of financial products for real estate agents, creating additional avenues to monetize the significant gross market value transacted on our platform. These offerings will include mobile and e-wallet solutions, debit and credit card services, and ultimately a suite of wealth management tools. These innovations are designed to empower agents in building generational wealth, all under the Real umbrella. As part of this strategy of continually providing new benefits to agents and new revenue channels for the Company, we are developing a financial technology program called Real Wallet, which is a platform that will centralize an agent’s access to certain Real branded financial products, such as Real branded credit offerings. Initial testing of these products is expected to take place in the first half of 2024.

We are differentiated by our ability to deliver a simple, enjoyable experience that aligns broker, agent, and consumer interests and changes the entire process for the better. We are poised to deliver on this promise, supported by our unique ecosystem that includes:

●	Growth-minded agents who care about making a difference in the industry. They are team players who are in it to help others, not just themselves.
●	Innovative technology that removes friction and keeps everything seamless, easily accessible, and transparent.
●	Integrated services that put the consumer first, including mortgage, title and insurance offerings that contribute to a seamless experience and offer them a better product and experience.

Our vision extends beyond mere transactions; we are building a community where every interaction and every service is designed to redefine what’s possible in real estate. Through our commitment to innovation, collaboration, and service excellence, we are not just changing the industry — we’re creating a whole new one.

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The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

MARKET CONDITIONS AND INDUSTRY TRENDS

The real estate brokerage industry is closely aligned with the health of the residential real estate market, which fluctuates with factors such as economic growth, interest rates, unemployment, inventory levels, and mortgage rate volatility. Our business could be negatively impacted by higher mortgage rates or further increases in mortgage rates. As mortgage rates rise, the number of home sale transactions tends to decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than purchase a home. Changes in the interest rate environment and mortgage market are beyond our control and are difficult to predict and, as such, could have a material adverse effect on our business and profitability.

In 2023, macroeconomic conditions in North America continued to impact the residential real estate market, as well as our business and financial results. The year was characterized by a significant slowdown in the market, a continuation of a trend that began during 2022, following robust market activity in 2021.

Key 2023 Trends:

●	Continued Rise in Interest Rates. As a result of a persistently high inflation rate in the U.S., the Federal Reserve Board increased the Federal Funds Rate by an aggregate of 100 basis points in 2023, which followed an increase of 425 basis points in 2022. In connection with the rise in the Federal Funds Rate, mortgage rates also increased, with average 30-year fixed mortgage rates rising as high as 7.8% in November 2023, before declining to 6.6% at the end of December 2023. This rate level reflects an increase from 6.4% at the end of 2022 and 3.1% at the end of 2021, according to Freddie Mac data, and has significantly dampened buyer demand.

●	Declining Transaction Volume. As a consequence of rising interest rates, total existing-home sales in the U.S., which consists of completed transactions that include single-family homes, townhomes, condominiums and co-ops, contracted by 19% to 4.1 million in 2023 compared to 2022, according to data reported by the National Association of Realtors. Volumes declined in each month of 2023 compared to 2022, both on an absolute and seasonally adjusted basis. Notably, in November 2023, the seasonally adjusted annualized rate of existing home sales reached 3.82 million, a sequential improvement from the 3.79 million level reached in October 2023, and indicating signs of market stabilization.

●	Stabilizing Pricing. The median sale price on a U.S. existing home was $387,382,60 as of November December 2023, an increase of 4% from November December 2022, but 67.5% below the peak price of $413,800 reached in June 2022. Given low available for sale inventory, average home prices remain well above levels experienced prior to the COVID-19 pandemic, and home price appreciation was still slightly positive on a year-over-year basis in 2023, with a decline in home prices in the first half of the year offset by an increase in home prices during the second half. With the exception of 2022 and 2023, prices and transaction volumes in recent years have been strong, boosted by historically low mortgage rates and a strong labor market.

We continue to monitor market trends closely and note that despite stagnating transaction volumes in the market, the overall impact on the Company has been offset by the significant growth demonstrated in the number of agents transacting on our platform.

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The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Business Model

Commission Structure

As a licensed real estate brokerage, our primary revenue source is derived by processing real estate transactions which entitle us to commissions. We distribute a portion of this commission revenue to our agents and brokers, according to Real’s commission structure. Under this model, agents receive 85% of the commission from real estate transactions, with the remaining 15% allocated to Real. This arrangement continues until an agent contributes $12,000 in commission splits to Real, at which point the agent qualifies to receive 100% of their gross commission income per transaction for the remainder of their annual cycle, minus a transaction fee of $285 and a $30 fee for broker review and E&O insurance.

Revenue Share Model

We offer agents the opportunity to earn revenue-share, paid out of Real’s portion of commissions, for new, productive agents that they personally refer and who join the Real platform. Launched in November 2019, this program has had a major impact on our agent count and revenue growth. This momentum across various markets is largely driven by the enthusiasm of key influential agents who have embraced Real, actively bringing peers and others in their network to our growing community. In February 2023, we expanded the program to allow new agents to select two sponsors that split 90% of the revenue share stream equally while paying the remaining 10% back to Real.

Agent Equity Participation

In an effort to incentivize and reward our agents, Real agents have the opportunity to earn restricted share units (each an “RSU”) based on achievement of certain performance criteria. These RSUs vest over three years into common shares of the Company (“Common Shares”), directly linking their success to the Company’s. Additionally, our Agent Stock Purchase Program enables agents to buy RSUs, with a portion of their commissions, which vests immediately but have a one year restriction period. To encourage participation, Real provides agents participating in the program with Bonus RSUs, enhancing the financial benefits for agents. This equity incentive plan is part of our broader strategy to foster a culture of ownership and alignment.

Agent Experience

We focus on creating an unparalleled agent experience through development of a unique and comprehensive software platform. Our strength is our ability to offer real estate agents a higher value, through a proprietary technology stack - a set of technologies, software and tools essential for developing and deploying digital products - at a lower cost, compared to other brokerages. At its core, our technology is an operating system that allows agents to build their businesses rapidly and efficiently, enhancing productivity, and providing support for marketing, education, community-building, transaction management and more.

As part of those efforts, on August 8, 2021, we launched a new and improved agent mobile application leveraging Real’s proprietary technology platform called reZEN that delivers our agents better visibility into their business, transactions, and financials. On October 20, 2022, reZEN was further enhanced with new features and benefits for agents and launched to all U.S. and Canada-based agents.

reZEN software is the backbone of our transaction processing efficiency and is a key to unlocking operating leverage as we continue to scale. With reZEN, agents do not need a third-party system for inputting new transactions, which gives us greater control over the transaction experience, increases our brokerage oversight, allows us to better integrate our own technology as we enhance our consumer app, and drives productivity and efficiency for agents. Further, by offering an open application programming interface, Real provides agents the flexibility to integrate technology partners of their choosing, while maintaining more control over their own data.

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The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Focus on teams

Real estate teams have a unique structure and are typically formed by a high producing agent who attracts other agents to work with them and enjoy the leadership and mentoring provided by the team leader. Teams who join our platform are entitled to receive the same commission split, revenue sharing and equity incentive programs offered to all agents. These incentive programs allow agents and brokers a financial mechanism to build teams across geographical boundaries in any of the markets that we serve, without incurring significant additional expense, oversight responsibility or liability, while at the same time preserving and enhancing their own personal brands. The growth in brokerage teams joining Real continues to have a positive impact on our agent growth, and in January 2024 we announced two programs to make it easier for teams and independent brokerages to join Real:

●	Private Label - Specifically designed for independent brokerages that have spent years building a brand in their local marketplace, Real’s Private Label program empowers brokerages to benefit from Real’s cutting-edge transaction management platform while maintaining and continuing to invest in their local brand, which often comes with a strong customer base and emotional attachment. The Private Label program is available to brokerages through an application process in states that allow this type of representation.
●	ProTeams - Real’s ProTeams program gives team leaders the flexibility to customize their team members’ caps, splits and fee payments down to the individual team member level, allowing them to continue to embrace the structure that works best for them, while still reaping the benefits associated with being a part of the Real platform.

Consumer Vision

We believe the home buying experience is broken. It is an outdated process riddled with problems in need of enhanced technology. In particular, the current home buying and selling experience is too often:

●	Unpredictable: From a buyer’s perspective, unforeseen issues arise based on lack of awareness of potential outcomes;
●	Chaotic: Requires interactions with multiple parties (lender, insurer, etc.) with communication through multiple channels; and
●	Nontransparent: There is often no clear understanding in a seemingly complex and unintuitive process.

A core component of our strategy going forward is building and improving our consumer-facing portal that provides a seamless end-to-end home buying experience for consumers, including access to ancillary services such as mortgage and title services. This consumer-focused portal is in addition to the technology we provide to agents, and is a natural next step in supporting both our agents with another benefit that can be provided to their clients, and consumers who can enjoy a real estate transaction with less friction.

Brokerage Fees and Additional Benefits

In addition to real estate commissions, Real generates revenue from fees charged to agents for being affiliated with Real and for closing transactions on our platform. On January 24, 2023, Real announced changes to U.S. brokerage fees and additional benefits as we seek to grow sustainably while still offering industry-leading incentives for our agents. These changes include:

●	A co-sponsored revenue share program that allows new agents to select two sponsors that split 90% of the revenue share stream equally while paying the remaining 10% back to Real.

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The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

●	Expanded access to Real’s share purchase program, giving agents the ability to buy shares of Real stock beyond the company-issued equity awards.
●	A $30 fee on each transaction to cover broker review, E&O insurance and processing expenses.
●	A $175 annual fee to participate in our revenue sharing program, and a 1.2% fee on all revenue share payments.
●	A $100 increase of the joining fee to $249 and a $250 increase of the annual brokerage fee to $750.
●	A $60 increase of the post-capping transaction fee to $285, and a $29 increase to the Elite Agent transaction fee to $129.

These changes went into effect in February 2023 for new agents and in April 2023 for existing agents.

Growth in Market Share

Our non-brick and mortar-based model is becoming increasingly desirable, enabling agents to work from anywhere by leveraging our best-in-class technology, without being tied to a costly physical office. This appeal has led to a significant period of growth, underscored by a steady increase in the number of agents joining our platform. This trend is reflected in our results, with agents on our platform growing 67% year-over-year in 2023 and an additional 12% in the fourth quarter of 2023 (as compared to the third quarter of 2023) to 13,650 agents. We expect to continue to capture market share in 2024.

Focus on Technology

The real estate industry is generally considered to be very slow at adopting technology and as such, real estate transactions remain notoriously difficult to manage. We see an opportunity to produce agent focused software products that will further differentiate Real from other brokerages. We also believe that margin expansion is closely tied to the improvement of internal operational efficiency through automation, providing the ability to rapidly grow revenue at a faster pace than expenses.

In May 2023, Real launched Leo, an artificial intelligence-powered assistant that serves as a 24/7 concierge to its agents and brokers throughout the U.S. and Canada. Leveraging Real’s proprietary transaction management platform, reZEN, Leo provides real-time answers to user inquiries. Beyond responding to questions, Leo has been enhanced to predict agents’ needs by analyzing their past interactions and drawing insights from similar patterns across Real’s entire agent base. By utilizing AI to manage the most frequently asked questions, Real aims to maintain its efficient staff-to-agent ratio scaling its agent base and increasing overall agent productivity.

We see a tremendous potential in improving the home buying and selling experience for consumers using technology, while keeping real estate agents in the center of the transaction. This approach will enable consumers to experience a faster, smoother, and more enjoyable digital based journey, while still benefiting from the expert guidance of a real estate agent throughout this exciting and highly emotional transaction.

9

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Recent Developments

Normal Course Issuer Bid

On May 17, 2021, the TSX Venture Exchange (“TSXV”) accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million Common Shares, representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which Real may purchase up to 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. Purchases will be made at prevailing market prices, and may be conducted during the twelve-month period ending May 28, 2024.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

During the year ended December 31, 2023, the Company repurchased 2 million Common Shares for $2.9 million.

On June 15, 2021, the Company’s Common Shares commenced trading on the NASDAQ under the symbol “REAX”. On July 26, 2022, the Company’s Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “REAX”.

On July 28, 2023, the Company announced that its application for a voluntary delisting of its Common Shares from the TSX had been approved by the Company’s Board of Directors and the TSX. The Common Shares were delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares continue to be listed and traded on the “NASDAQ under the symbol “REAX”.

Our policy governing transactions in our securities by our directors, officers, and employees permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. On December 14, 2023, Tamir Poleg, the Company’s Chief Executive Officer, entered into a 10b5-1 trading plan (the “Plan”), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 1,500,000 common shares of the Company. The first sale of common shares of the Company will not take place until at least April 13, 2024. The plan end date is December 31, 2024. Under the Plan, Mr. Poleg will relinquish control over the sale transactions. Accordingly, sales under the Plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

10

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Expetitle Acquisition

On January 20, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. (“Expetitle”) pursuant to a stock purchase agreement (the “Expetitle Transaction”). The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was for aggregate cash consideration of $8.2 million with $7.4 million payable in cash at the closing of the Expetitle Transaction and $600,000 in cash subject to escrow, that would be released after twelve (12) months upon the satisfaction or waiver of the following terms and conditions: (i) the key employees remain at their current position with the Company for at least twelve (12) months after the closing of the Expetitle Transaction and (ii) Expetitle will become licensed to operate in at least fifteen states, including then current states of operation, Florida, Georgia, and Texas. In addition, certain Expetitle employees were entitled to a cash payment of $200,000 subject to the same terms as set out for the contingent consideration. As of the reporting date, the contingent terms were met and the $800,000 that was in escrow was released on January 23, 2023. In connection with the Expetitle Transaction, Real also granted an aggregate of 700,000 incentive stock options (“Options”) and an aggregate of 1.1 million in value of RSUs to members of the Expetitle team. The Options vest quarterly over 3 years and are exercisable for a period of 3 years at $3.60 per share. The RSUs vest quarterly over 3 years.

Subsequent to the completion of the Expetitle Transaction, Expetitle was renamed The Real Title Inc, and has subsequently been rebranded to One Real Title Inc. We offer, primarily through joint ventures in which our wholly owned subsidiary, One Real Title, Inc. is a managing member and majority owner, title insurance, and closing services for residential and/or commercial transactions.

Redline Acquisition

On November 3, 2022, the Company acquired, through a wholly owned subsidiary, all of the issued and outstanding common shares of Redline Real Estate Group (BC) Inc. (“Redline BC”) pursuant to a share purchase agreement between the Company, Redline BC and Redline Realty Investments Inc. (“Redline Realty”). The acquisition, which includes Redline’s real estate license to operate in British Columbia, fueled the Company’s expansion into Canada’s third largest province.

LemonBrew Acquisition

On December 9, 2022, the Company completed the acquisition of LemonBrew Lending Corp. (“LemonBrew Lending”), a tech-enabled home loan platform, pursuant to the terms of a share purchase agreement dated September 23, 2022 between the Company, LemonBrew Lending and LemonBrew Technologies Corp. (“LemonBrew Technologies”). The Company acquired 100% of the issued and outstanding equity interests of LemonBrew Lending from the Seller for an aggregate purchase price of $1,250,000 (the “LemonBrew Transaction”). The purchase price was satisfied by (i) cash in the amount of $800,000 and (ii) the issuance of 351,837 Common Shares (the “Consideration Shares”) at a deemed issue price of $1.279 per share. The issued price of the Consideration Shares was equal to the product of $450,000 divided by the 5-day volume weighted average trading price of Real’s Common Shares on the NASDAQ immediately prior to the closing of the LemonBrew Transaction.

In connection with the closing of the LemonBrew Transaction, the Company entered into agreements with management and key employees of LemonBrew Lending (the “LemonBrew Key Employee Agreements”). The LemonBrew Key Employment Agreements provide for performance-based milestone payments of $2.5 million payable over 36 months following the closing of the LemonBrew Transaction, of which $2 million will be payable in cash and $500 thousand will be payable in RSUs of the Company. The performance-based milestones are:

●	LemonBrew achieving at least $500 thousand in EBITDA for the first 12-month period following closing, $1 million in EBITDA for the second 12-month period following closing, and $2 million in EBITDA for the third 12-month period following closing; and

11

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

●	Certain employees remaining in their roles to be established with Real during the transaction

These performance-based payments are considered separate from the aggregate purchase price. Management believes it is a highly unlikely that the performance-based milestones will be achieved and has not recognized any expenses related to the performance-based milestone payment.

PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES

Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee.

Non-IFRS measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-IFRS performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

These measures are not in accordance with IFRS and have no standardized definitions, and as such, our computations of these non-IFRS measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-IFRS measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income because it excludes major non-cash items such as interest, taxes, and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a more accurate comparison between our competitors. A reconciliation of EBITDA to IFRS net income is presented under the section “Results from Operations” in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of stock and stock option expenses provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

12

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Adjusted EBITDA is used as an addition to net income (loss) and comprehensive income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

A reconciliation of Adjusted EBITDA to IFRS net income is presented under the section “Results from Operations” of this MD&A.

SUMMARY RESULTS FROM OPERATIONS

Select information (in thousands)

	For the Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
Operating Results
Total Revenues	689,158	381,756	121,681
Loss from Continuing Operations	(27,216)	(20,335)	(11,679)
Total Comprehensive Loss Attributable to Owners of the Parent	(27,199)	(20,699)	(12,026)

Per Share Basis
Basic and diluted loss per share (i)	(0.15)	(0.12)	(0.07)

i.	Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (in thousands)

	For the Year Ended
	December 31, 2023	December 31, 2022
Total Comprehensive Loss Attributable to Owners of the Company	(27,199)	(20,699)
Add/(Deduct):
Finance Expenses, net	619	1,167
Net Income Attributable to Noncontrolling Interest	285	242
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(330)	407
Depreciation	1,128	333
EBITDA (i) (ii)	(25,497)	(18,550)

i.	Represents a non-IFRS measure. Real’s method for calculating non-IFRS measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-IFRS measures, refer to the non-IFRS measures section.
ii.	EBITDA is calculated on a trailing twelve-month basis. Refer to non-IFRS measures section of this MD&A for further details.

13

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

Adjusted EBITDA excludes stock-based compensation expense related to RSUs and options granted pursuant to our equity plans, including our A&R Omnibus Plan, depreciation expense, goodwill impairment and restructuring expenses. Stock-based compensation expense is affected by awards granted and/or awards forfeited throughout the year as well as increases in fair value and is more fully disclosed in Note 10 of the Financial Statements, Share-Based Payment arrangements.

	For the Year Ended
	December 31, 2023	December 31, 2022
Total Comprehensive Loss Attributable to Owners of the Company	(27,199)	(20,699)
Add/(Deduct):
Finance Expenses, net	619	1,167
Net Income Attributable to Noncontrolling Interest	285	242
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(330)	407
Depreciation	1,128	333
Stock-Based Compensation Adjustments	38,403	16,700
Goodwill Impairment	723	-
Listing Expenses	-	151
Restructuring Expenses	223	222
Other Professional Expenses	-	762
Adjusted EBITDA(i) (ii) (iii)	13,852	(715)

i.	Represents a non-IFRS measure. Real’s method for calculating non-IFRS measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-IFRS measures, refer to the non-IFRS measures section.
ii.	Adjusted EBITDA is calculated on a trailing twelve-month basis. Refer to non-IFRS measures section of this MD&A for further details.
iii.	Adjusted EBITDA for December 31, 2022 has been restated to account for Stock-Based Compensation recognized in Cost of Goods Sold.

REVENUE

For the year ended December 31, 2023, total revenues were $689.2 million compared to $381.8 million for year ended December 31, 2022, demonstrating the effects of the Company’s growth. The Company generates substantially all its revenue from commissions from the sale of real estate properties and other revenues relating to ancillary services. The increase in revenues is attributable to an increase in productive agents on our platform, expansion of the number of states and provinces in which we operate, and increase in the closed transaction count. We are continually investing in our platform to provide agents with the tools they need to maximize their productivity, which we anticipate will further translate into a larger transaction volume closed by our agents. As we further widen our footprint within the United States and Canada, we expect this momentum to progress.

A breakdown in revenues (in thousands) generated during the year is included below:

	For the Year Ended
	December 31, 2023	December 31, 2022
Main revenue streams
Commissions	684,873	379,868
Title	2,990	1,869
Mortgage Income	1,295	19
Total Revenue	689,158	381,756

14

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

BUSINESS SEGEMENT INFORMATION

A further breakdown of the Consolidated Statement of Loss and Comprehensive Loss by Business Segment (in thousands) during the year is included below:

	For the Year Ended December 31, 2023
	North American Brokerage	Other Segments	Total
Revenues	684,873	4,285	689,158
Commissions and other agent-related costs	625,016	1,269	626,285
Gross Profit	59,857	3,016	62,873

General and administrative expenses	35,653	7,260	42,913
Marketing expenses	38,458	153	38,611
Research and development expenses	7,284	75	7,359
Operating Loss	(21,538)	(4,472)	(26,010)

Other income, net	136	(723)	(587)
Finance expenses, net	(614)	(5)	(619)
Net Loss	(22,016)	(5,200)	(27,216)
Net income attributable to noncontrolling interests	-	285	285
Net Loss Attributable to the Owners of the Company	(22,016)	(5,485)	(27,501)
Other comprehensive income/(loss):
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	330	-	330
Foreign currency translation adjustment	(29)	1	(28)
Total Comprehensive Loss Attributable to Owners of the Company	(21,715)	(5,484)	(27,199)
Total Comprehensive Income Attributable to NCI	-	285	285
Total Comprehensive Loss	(22,715)	(5,199)	(26,914)

15

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

A reconciliation of Comprehensive Loss Attributable to Owners of the Company to Adjusted EBITDA by business segment is presented below:

	For the Year Ended December 31, 2023
	North American Brokerage	Other Segments	Total
Total Comprehensive Loss Attributable to Owners of the Company	(21,715)	(5,484)	(27,199)
Add/(Deduct):
Finance Expenses, net	614	5	619
Net Income Attributable to Noncontrolling Interests	-	285	285
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(330)	-	(330)
Depreciation	446	682	1,128
Stock Based Compensation Adjustments	38,403	-	38,403
Goodwill Impairment	-	723	723
Restructuring Expense	223	-	223
Adjusted EBITDA	17,641	(3,789)	13,852

The amount of revenue from external customers, by geography, is shown in the table below:

	For the Year Ended
	December 31, 2023	December 31, 2022
United States	573,658	320,181
Canada	115,500	61,575
Total revenue by region	689,158	381,756

16

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

EXPENSES

We believe that growth can and should be balanced with profits and therefore plan and monitor spend responsibly to ensure we decrease our losses. Our loss as a percentage of total revenue was 3.9% for year ended December 31, 2023 and 5.4% for the year ended December 31, 2022.

A breakdown in expenses (in thousands) during the year is included below:

	For the Year Ended
	December 31, 2023	December 31, 2022
Commissions and other agent-related costs	626,285	349,806

Operating Expenses
General and Administrative Expenses	42,913	24,155
Salaries and Benefits	18,940	11,733
Stock Based Compensation	8,607	2,778
Administrative Expenses	3,244	1,803
Professional Fees	8,425	5,893
Depreciation Expense	1,128	333
Other General and Administrative Expenses	2,569	1,615
Marketing Expenses	38,611	22,674
Salaries and Benefits	767	478
Stock Based Compensation for Employees	14	1
Stock Based Compensation for Agents	7,780	5,519
Revenue Share	27,905	14,975
Other Marketing and Advertising Cost	2,145	1,701
Research and Development Expenses	7,359	4,867
Salaries and Benefits	3,749	2,012
Stock Based Compensation	440	212
Other Research and Development	3,170	2,643
Total Cost of Sales and Operating Expenses	715,168	401,502

17

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Cost of Sales

	For the Year Ended
	December 31, 2023	December 31, 2022
Revenues	689,158	381,756
Cost of Sales	626,285	349,806
Cost of Sales as a Percentage of Revenues	90.9%	91.6%

Cost of sales represents real estate commission paid to Real agents, and in Canada this also includes commissions paid to outside brokerages, as part of the Canadian regulatory process, title fees, and mortgage expenses. For the year ended December 31, 2023, total cost of sales were $626.3 million compared to $349.8 million for the year ended December 31, 2022. We typically pay our agents 85% of the gross commission earned on every real estate transaction with 15% of said commissions being paid to the Company. Agents pay the Company 15% of commissions until the commission paid to the Company totals their respective “cap” amount (the “Cap”). Each agent Cap cycle resets on an annual basis on an agent’s anniversary date. As the total revenue increases, the total commission to agents’ expense increases respectively. Our margins are affected by the increase in the number of agents who achieve their Cap (which is affected by an increase in transaction volume and increases in home prices), resulting in downward pressure as we continue to attract high producing agents. We expect to offset this pressure and increase margins through the growth of title and escrow services offered by One Real Title and mortgage services offered by One Real Mortgage, and by adding additional ancillary services that will be integrated into our consumer-facing platform.

Revenue Share

Our Revenue Share expense for the year ended December 31, 2023 was $27.9 million compared to $15.0 million for the year ended December 31, 2022. The increase in Revenue Share expense is primarily due to an increase in our agent base, which resulted in a higher number of agents participating in our Revenue Share program. For the period ended December 31, 2023 and December 31, 2022, Revenue Share expense is included in the marketing expense category.

Stock Based Compensation

Our stock based compensation expense for the year ended December 31, 2023 was $38.4 million compared to $16.5 million for the year ended December 31, 2022. The increase in stock based compensation expense is primarily due to an increase in our agent base, resulting in a higher number of awards granted as part of our agent incentive program and an out of period adjustment recorded in the current period. For the period ended December 31, 2023 and December 31, 2022, stock-based compensation expense related to FTEs within marketing and research and development are included in the marketing and research and development expense categories.

18

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

The following table is presented in thousands:

	For the Year Ended
	December 31, 2023			December 31, 2022
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Stock Based Compensation – COGS	-	21,562	21,562	-	8,008	8,008
Marketing Expenses – Agent Stock Based Compensation	2,209	5,571	7,780	1,215	4,304	5,519
Marketing Expenses – FTE Stock Based Compensation	7	7	14	-	1	1
Research and Development – FTE Stock Based Compensation	142	298	440	111	101	212
General and Administrative – FTE Stock Based Compensation	5,914	2,693	8,607	1,702	1,076	2,778
Total Stock Based Compensation	8,272	30,131	38,403	3,028	13,490	16,518

Salaries and Benefits

Our salaries and benefits expenses for the year ended December 31, 2023 was $23.5 million in comparison to $14.2 million for the year ended December 31, 2022. The increase in salaries and benefits expenses were mainly due to an increase in number of full-time employees from 118 on December 31, 2022 to 167 on December 31, 2023. The increase is attributable to Real’s commitment to serve its agents and to the growth with excellence and expansion of the Company. These investments in key management and employee personnel allow us to offer best-in-class service to our agents. As the Company continues in this period of growth, it is necessary to scale operations in order to support that growth. Increases in headcount, as well as the investments Real is making in its technology infrastructure, allow us to scale at an accelerated pace and serve as key contributors to our growth. We believe we have been able to scale in an efficient manner and with a proportionately minimal impact on our operational costs. Real’s full-time employee (“FTEs”) excluding One Real Title and One Real Mortgage employees to Agent ratio as of December 31, 2023 is 1:115 compared to 1:69 as of December 31, 2022.

Professional Fees

Our professional fees for the year ended December 31, 2023 were $8.4 million in comparison to $5.9 million for the year ended December 31, 2022. The increase in professional fees was largely due to an increase in our broker and recruiter consulting fees, as a result of our expanding geographic footprint.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2023 were $7.4 million compared to $4.9 million for the year ended December 31, 2022. The increase is primarily due to an increase in headcount and increase in costs related to upgrades and enhancements made to reZEN, our internal-use cloud-based residential real-estate transaction system.

19

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Marketing Expenses

Our marketing expenses for the year ended December 31, 2023 were $38.6 million compared to $22.7 million for the year ended December 31, 2022, primarily due to our efforts to attract agents. This increase is primarily comprised of $12.9 million increase in revenue share paid to agents as part of our revenue share model and an increase in stock-based compensation expense of $2.3 million. Agents earn revenue share for new agents that they personally refer to Real. Agents are eligible for the agent incentive program based on certain attracting and performance criteria. Real works to limit its marketing expenses paid using traditional marketing channels and focuses primarily on marketing through its agents as the main cost of acquisition. Therefore, as agent count increases so does our expense related to the revenue share and equity incentive programs.

Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

Financial assets – Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

–	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

–	how the performance of the portfolio is evaluated and reported to the Company’s management;

–	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

–	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

–	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Company’s continuing recognition of the assets.

20

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

21

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. A breakdown of financial instruments (in thousands) for the year ended December 31, 2023 is included below:

	For the Year Ended December 31, 2023
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	14,222	-	14,222
Total Financial Assets Measured at Fair Value (FV)	-	-	-	14,222	-	14,222
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	269	269
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	269	269
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	14,707	-	14,707	-	-	-
Restricted Cash	12,948	-	12,948	-	-	-
Trade Receivables	6,441	-	6,441	-	-	-
Other Receivables	63	-	63	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	34,159	-	34,159	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	571	571	-	-	-
Accrued Liabilities	-	13,374	13,374	-	-	-
Customer Deposits	-	12,948	12,948	-	-	-
Other Payables	-	302	302	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	27,195	27,195	-	-	-

22

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended December 31, 2023. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	181,341	214,640	185,332	107,845	96,118	111,633	112,356	61,649
Cost of Sales	165,810	195,865	167,573	97,037	87,898	103,057	103,064	55,787
Gross Profit	15,531	18,775	17,759	10,808	8,220	8,576	9,292	5,862
General and Administrative Expenses	15,387	9,234	9,654	8,638	7,121	5,544	6,116	5,374
Marketing Expenses	9,084	11,577	10,266	7,684	7,061	6,197	5,700	3,716
Research and Development Expenses	2,325	1,931	1,579	1,524	1,002	1,146	1,680	1,039
Other Loss (Income)	693	(38)	(40)	(28)	(62)	(231)	(257)	(179)
Operating Income (Loss)	(11,958)	(3,929)	(3,700)	(7,010)	(6,902)	(4,080)	(3,947)	(4,088)
Listing Expenses	-	-	-	-	16	135	-	-
Finance Expenses, net	32	10	272	305	(159)	954	208	164
Income (Loss) Before Tax	(11,990)	(3,939)	(3,972)	(7,315)	(6,759)	(5,169)	(4,155)	(4,252)
Non-controlling interest	26	(85)	(146)	(80)	(50)	(78)	(53)	(61)
Income (Loss) Attributable to the Owners of the Parent	(11,964)	(4,024)	(4,118)	(7,395)	(6,809)	(5,247)	(4,208)	(4,313)
Other Comprehensive Incomes (loss):
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	116	79	42	93	128	(142)	(116)	(277)
Foreign Currency Translation Adjustment	(38)	(52)	(85)	147	(58)	(51)	190	204
Comprehensive Income (Loss)	(11,886)	(3,997)	(4,161)	(7,155)	(6,739)	(5,440)	(4,134)	(4,386)
Non-Operating Expenses:
Finance Costs	(110)	16	376	292	(237)	1,174	377	502
Depreciation	298	277	284	269	108	87	135	3
Stock-Based Compensation Adjustments	19,423	7,144	6,075	5,761	6,132	4,506	2,884	3,178
Goodwill Impairment	723	-	-	-	-	-	-	-
Listing Expenses	-	-	-	-	16	135	-	-
Restructuring Expense	58	80	44	41	160	62	-	-
Other Expenses	-	-	-	-	456	25	155	126
Adjusted EBITDA	8,506	3,520	2,618	(792)	(104)	549	(583)	(577)
Non-Recurring Stock-Based Compensation Adjustments	6,208	-	-	-	-	-	-	-
Adjusted EBITDA Excluding Non-Recurring Stock Based Compensation Adjustment	2,298	3,520	2,618	(792)	(104)	549	(583)	(577)
Earnings per Share
Basic and Diluted Loss per Share	(0.066)	(0.022)	(0.023)	(0.041)	(0.038)	(0.029)	(0.023)	(0.025)

23

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

LIQUIDITY AND CAPITAL RESOURCES

The Company has a capital structure comprised of share premium, stock-based compensation reserves, deficit, other reserves, treasury stock, and non-controlling interests. Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from investors in exchange for issuance of Common Shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

Balance Sheet overview (in thousands)

	As of
	December 31, 2023	December 31, 2022	December 31, 2021
ASSETS
Current Assets	50,513	28,369	38,665
Non-Current Assets	14,035	15,393	1,332
TOTAL ASSETS	64,548	43,762	39,997

LIABILITIES
Current Liabilities	27,195	21,105	12,314
Non-Current Liabilities	269	242	679
TOTAL LIABILITIES	27,464	21,347	12,993
TOTAL EQUITY	37,084	22,415	27,004
TOTAL LIABILITIES AND EQUITY	64,548	43,762	39,997

24

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Asset overview by geographical segment (in thousands)

	As of December 31, 2023
	Canada	Israel	United States	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,853	115	12,739	14,707
Restricted cash	9,998	-	2,950	12,948
Investment in financial assets	95	-	14,127	14,222
Trade receivables	1,837	-	4,604	6,441
Other receivables	-	63	-	63
Related parties	(6,864)	7,305	(441)	-
Prepaid expenses and deposits	2	-	2,130	2,132
TOTAL CURRENT ASSETS	6,921	7,483	36,109	50,513
NON-CURRENT ASSETS
Intangible assets	-	-	3,442	3,442
Goodwill	-	-	8,993	8,993
Property and equipment	30	11	1,559	1,600
TOTAL NON-CURRENT ASSETS	30	11	13,994	14,035
TOTAL ASSETS	6,951	7,494	50,103	64,548

As of December 31, 2023, cash and cash equivalents and investments totaled $28.9 million, compared to $18.8 million as of December 31, 2022. Cash is comprised of cash held in our banking accounts.

For the year ended December 31, 2023:

●	Cash flows generated in operations was $19.9 million, in comparison to $6 million for the year ended December 31, 2022. The increase in operating cash flows was primarily due to the increase in overall growth of the company.
●	Cash flows from investing activities was a cash use of $6.6 million, primarily due to investments in debt instruments.
●	Cash flows from financing activities was a cash use of $4.0 million. Cash flow used in financing activities primarily related to the repurchases of the Common Shares for satisfying RSU obligations pursuant to the NCIB totaling $2.9 million.

We believe that our existing balances of cash and cash equivalents, and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding, including through equity or debt financing.

25

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

The following table presents liquidity (in thousands):

	For the Year Ended
	December 31, 2023	December 31, 2022
Cash and Cash Equivalents	14,707	10,846
Other Receivables	63	74
Investment in Financial Assets [iii]	14,222	7,892
Total [i] [ii]	28,992	18,812

[i] – Total Capital is not a standard financial measure under IFRS and may not be comparable to similar measures reported by other entities.

[ii] – Represents a non-IFRS measure. Real’s method for calculating non-IFRS measures may differ from other reporting issuers’ methods and accordingly may not be comparable.

[iii] – Investment securities are presented in the table below.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Estimated Fair Value December 31, 2022	Deposits / (Withdrawals)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value December 31, 2023
Cash Investments	-	6,368	163	-	6,531
Fixed Income	6,997	277	-	323	7,597
Fixed Income - Mutual Funds	840	(847)	-	7	-
Investment Certificate	55	39	-	-	94
Total	7,892	5,837	163	330	14,222

The Company holds no debt obligations.

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The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Contractual obligations

As of December 31, 2023, the Company had no guarantees, leases or off-balance sheet arrangements other than those noted in our consolidated financial statement. We had a lease for our New York office that expired on June 30, 2023. The following is a schedule of Company’s future lease payments under lease obligations (in thousands):

	For the Year Ended
	December 31, 2023	December 31, 2022
Maturity analysis – contractual undiscounted cash flows
Less than one year	-	96
One year to five years	-	-
More than five years	-	-
Total undiscounted lease liabilities	-	96
Lease liabilities included in the balance sheet	-	96
Current	-	96
Non-current	-	-

Capital management framework

Real defines capital as its equity. It is comprised of share premium, stock-based compensation reserves, deficit, other reserves, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended December 31, 2023 and 2022.

INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from the financing activities with Insight Partners into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. As of December 31, 2023, the total investment in securities available for sale at fair value was $14.2 million and is more fully disclosed in Note 11 of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value, of the Financial Statements.

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The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

OTHER METRICS

Year-over-year quarterly revenue growth (in thousands)

	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Commissions	180,417	213,319	184,022	107,115	95,622	111,149	111,850	61,247
Commissions – YoY QTR	89%	92%	65%	75%	89%	186%	384%	558%
Title Revenue	480	964	948	598	477	484	506	402
Title Revenue – YoY QTR	1%	99%	87%	49%	-%	-%	-%	-%
Mortgage Income	444	357	362	132	19	-	-	-
Mortgage Income – YoY QTR	2,237%	-%	-%	-%	-%	-%	-%	-%
Total Revenue	181,341	214,640	185,332	107,845	96,118	111,633	112,356	61,649
Total Revenue – YoY QTR	89%	92%	65%	75%	90%	188%	386%	562%

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The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Quarterly key performance metrics

	2022				2023
Key Performance Metrics	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Closed Transaction Sides	6,248	10,224	11,233	9,745	10,963	17,537	20,397	17,749
Total Value of Home Side Transactions ($, billions)	2.4	4.2	4.2	3.5	4.0	7.0	8.1	6.8
Median Home Sale Price ($, thousands)	345	375	360	348	350	369	370	355

Total Agents	4,500	5,600	6,700	8,200	10,000	11,500	12,175	13,650
Agent Churn Rate (%)	7.9	7.2	7.3	4.4	8.3	6.5	10.8	6.2
Revenue Churn Rate (%)	1.6	2.1	2.5	2.4	4.3	3.8	4.5	4.9

Full-Time Employees	112	121	122	118	127	145	162	159
Full-Time Employees, Excluding One Real Title and One Real Mortgage	82	91	87	84	88	102	120	118
Headcount Efficiency Ratio[1]	1:55	1:62	1:77	1:98	1:114	1:113	1:101	1:116
Revenue Per Full Time Employee ($, thousands)[2]	752	1,235	1,283	1,144	1,226	1,817	1,789	1,537
Operating Expense Excluding Revenue Share ($, thousands)	7,426	9,120	9,010	11,164	12,412	13,815	14,796	19,956
Operating Expense Per Transaction Excluding Revenue Share ($)	1,189	892	802	1,146	1,132	788	725	1,124

1Defined as full-time brokerage employees excluding One Real Title and One Real Mortgage employees, divided by the number of agents on our platform.

2Excluding One Real Title and One Real Mortgage.

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The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

MATERIAL ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include measure of share-based payment arrangements, goodwill impairment, and deferred taxes. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

Information about assumptions and estimation uncertainties that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes within the Financial Statements:

–	Deferred taxes

Deferred tax assets are recognized only if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgment is made by management on an ongoing basis and is based on budgets and business plans for the coming years. These budgets and business plans are reviewed and approved by the Board of Directors. Since inception, the Company has reported losses, and consequently, the Company has unused tax losses. The deferred tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide any convincing positive evidence that deferred tax assets should be recognized. Therefore, management has concluded that deferred tax assets should not be recognized on December 31, 2023.

–	Goodwill

Goodwill is assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the CGU to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU to which goodwill has been allocated, and market approaches inclusive of a control premium are used when applicable. Significant judgments and assumptions are required to determine the recoverable amount of a CGU, including forecasted cash flows, discount rates, long term growth rates. The recoverable amount is subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill including the results of annual impairment tests, are presented in Note 14.

–	Stock options

In estimating the fair value of stock options granted to employees we use the Black-Scholes model which requires management to make significant assumptions including the expected life of the stock options, volatility and risk-free interest rate. The assumptions used to estimate the fair value of the stock options are disclosed in Note 10.

ACCOUNTING POLICY DEVELOPMENT

New and amended IFRS Accounting Standards that are effective for the current year

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies

In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. We have assessed the impacts of the amended standards, which have had no material effect on our financial disclosures by the application of the amendments.

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The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed controls to provide reasonable cash assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective as of December 31, 2023.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

31

The Real Brokerage Inc.
Management’s Discussion and Analysis for the Year Ended

December 31, 2023 and 2022

Changes in Internal Control over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the period ended December 31, 2023 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Related party transactions

The Company’s key management personnel are comprised of its CEO, CFO, President, Chief Technology Officer, the Chief Marketing Officer, and other members of its executive team. The remuneration of key management personnel and directors of the Company who are part of related parties is set out below (in thousands):

	For the Year Ended
	December 31, 2023	December 31, 2022
Salaries and Benefits	3,465	2,435
Stock-Based Compensation	7,470	2,164
Compensation Expenses for Related Parties	10,934	4,599

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the these risks occur, the Company’s business may be harmed, and its financial condition and the results of operation may suffer significantly. Please refer to the risks in Section 5.2 under the caption “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2023, available on SEDAR+ under the Company’s profile at www.sedarplus.com, for a list of risks that could materially adversely affect our business, financial condition or results of operations.

OUTSTANDING SHARE DATA

As of March 6, 2024, the Company had 185.3 million Common Shares issued and outstanding.

In addition, as of March 6, 2024, there are 22.3 million Options issued and outstanding with exercise prices ranging from $0.03 to $3.40 per share and expiration dates ranging from January 2025 to August 2033. Each Option is exercisable for one Common Share. As of March 6, 2024, a total of 28.1 million RSUs are issued and outstanding. Once vested, each RSU will settle for a Common Share or cash equal to the value of a Common Share.

SUBSEQUENT EVENTS

On January 1, 2024, the Company updated the Bonus RSUs structure to matching (i) 10% of the commission withheld (the percentage was 15% previously) if an agent has not met the Cap and (ii) 20% of the commission withheld (the percentage was 30% previously) if an agent has met the Cap.

ADDITIONAL INFORMATION

These documents, the Company’s Annual Information Form for the year ended December 31, 2023, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and is available on SEDAR+ under the Company’s profile at www.sedarplus.com.

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